Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of Yamana Gold Inc. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgements. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the financial statements.

Yamana Gold Inc. maintains systems of internal accounting and administrative controls in order to provide, on a reasonable basis, assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board, and all of its members are outside directors. The Committee meets at least four times a year with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the annual report, the financial statements and the external auditors' report. The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors.

The consolidated financial statements have been audited by Deloitte & Touche LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. Deloitte & Touche LLP has full and free access to the Audit Committee.

Peter Marrone
President and
Chief Executive Officer

Charles B. Main
Chief Financial Officer

April 23, 2004

Auditors' Report to Shareholders

We have audited the consolidated balance sheets of Yamana Gold Inc. as at February 29, 2004 and February 28, 2003 and the consolidated statements of operations, deficit and cash flows for each of the years in the three year period ended February 29, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Yamana Gold Inc. as at February 29, 2004 and February 28, 2003 and the results of its operations and its cash flows for each of the years in the three year period ended February 29, 2004 in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants

April 12, 2004
Toronto, Canada

Yamana Gold Inc.

Consolidated Balance Sheets

As at the Years Ended
(In U.S. dollars)

	February 29, 2004	*February 28, 2003*
Assets		
Current		
Cash and cash equivalents	**$ 34,603,464**	$ 722,344
Accounts receivable	**1,370,107**	216,330
Inventory *(Note 4)*	**3,847,604**	–
Advances and deposits	**894,283**	39,940
Income taxes recoverable	**117,689**	–
	40,833,147	978,614
Capital		
Property, plant and equipment *(Note 5)*	**18,236,905**	443,067
Mineral properties *(Note 6)*	**34,878,009**	5,199,125
	$ 93,948,061	$ 6,620,806
Liabilities		
Current		
Accounts payable and accrued liabilities	**$ 5,029,744**	$ 747,123
Accrued liabilities payable in stock *(Note 7)*	**–**	603,311
	5,029,744	1,350,434
Long term		
Asset retirement obligation *(Note 8)*	**4,943,208**	–
Future income tax liabilities *(Note 15)*	**2,714,021**	1,500,357
	12,686,973	2,850,791
Shareholders' Equity		
Capital stock		
Authorized		
Unlimited number of first preference shares without par value issuable in series		
Unlimited number of common shares without par value		
Issued and outstanding		
95,060,749 common shares *(Note 10)* (2003 - 2,910,501 shares)	**74,426,764**	3,515,544
Shares to be issued	**–**	1,285,913
Share purchase warrants and other *(Note 11)*	**8,721,586**	2,438,296
Contributed surplus	**632,671**	20,851
Deficit	**(2,519,933)**	(3,490,589)
	81,261,088	3,770,015
	$ 93,948,061	$ 6,620,806

The accompanying notes are an integral part of the financial statements.

Approved by the Board

Peter Marrone,
Director

Victor H. Bradley,
Director

Yamana Gold Inc.

Consolidated Statements of Operations and Deficit

For the Years Ended
(In U.S. dollars)

	February 29, 2004	February 28, 2003	February 28, 2002
Sales	$ 19,811,377	$ –	$ 5,840,154
Cost of Sales	(10,916,729)	–	(3,873,713)
Depreciation, Amortization and Depletion	(2,429,895)	–	(1,982,025)
Accretion of Asset retirement obligation	(162,204)	–	–
Mine Operating Earnings (Loss)	6,302,549	–	(15,584)
Expenses			
General and administrative	3,431,735	1,387,486	1,180,944
General exploration	6,034	48,819	3,328
Mineral property and other asset write-offs	75,720	894,304	8,199,509
Foreign exchange gain, other	(157,168)	–	(142,328)
Severance costs	715,818	–	–
Stock-based compensation	611,820	20,851	–
Operating Earnings (Loss)	1,618,590	(2,351,460)	(9,257,037)
Investment and other business income	482,830	157,907	22,628
Interest and financing expense	(255,393)	(180,905)	(1,938,196)
Earnings (Loss) Before Tax	1,846,027	(2,374,458)	(11,172,605)
Income Tax (Expense) Recovery *(Note 15)*	(838,381)	(1,017,491)	143,650
Net Earnings (Loss)	1,007,646	(3,391,949)	(11,028,955)
Deficit, beginning of the Year	(3,490,589)	(52,644,546)	(41,515,689)
Interest on Convertible Notes	(36,990)	(98,640)	(99,902)
Reduction of Deficit *(Note 10(i))*	-	52,644,546	–
Deficit, end of the Year	$ (2,519,933)	$ (3,490,589)	$ (52,644,546)
Basic and Diluted Earnings (Loss) per Share	$ 0.02	$ (1.45)	$ (5.84)
Weighted average number of shares outstanding *(in thousands)*	43,674	2,347	1,890

The accompanying notes are an integral part of the financial statements.

Yamana Gold Inc.

Consolidated Statements of Cash Flows

For the Years Ended
(In U.S. dollars)

	February 29, 2004	February 28, 2003	February 28, 2002
Operating Activities			
Net earnings (loss) for the year	$ 1,007,646	$ (3,391,949)	$ (11,028,955)
Items not involving cash			
Services paid in common shares	271,838	222,653	2,535
Depreciation, amortization and depletion	2,429,895	9,858	2,026,794
Stock-based compensation	611,820	20,851	–
Mineral property and other asset write-offs	73,740	894,304	8,199,509
Non-cash financing costs	–	180,905	777,803
Future income taxes	495,301	1,017,491	(143,650)
Gain on disposal of property, plant and equipment	–	–	(22,524)
Accretion of Asset retirement obligation	162,204	–	–
	5,052,444	(1,045,887)	(188,488)
Net change in non-cash working capital *(Note 13)*	538,209	243,566	600,219
	5,590,653	(802,321)	411,731
Financing Activities			
Issue of common shares and warrants for cash	61,105,569	1,554,897	244,643
Issue costs	(4,756,265)	(152,801)	(68,475)
Other	–	–	(836,354)
	56,349,304	1,402,096	(660,186)
Investing Activities			
Business acquisition of Fazenda Brasileiro	(22,097,791)	–	–
Expenditures on mineral properties	(4,191,240)	(72,126)	(25,135)
Expenditures on Mina Martha	–	–	(558,586)
Acquisition of property, plant and equipment	(1,769,806)	–	(179,985)
Other	–	(18,880)	(232,781)
	(28,058,837)	(91,006)	(996,487)
Increase (Decrease) in Cash and Cash Equivalents	33,881,120	508,769	(1,244,942)
Cash and cash equivalents, beginning of Year	722,344	213,575	1,458,517
Cash and cash equivalents, end of Year	$ 34,603,464	$ 722,344	$ 213,575

The accompanying notes are an integral part of the financial statements.

Notes to the Consolidated Financial Statements

For the Years Ended February 29, 2004, and February 28, 2003
(In U.S. dollars)

1. Basis of Presentation/The Company

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and include the assets, liabilities and operations of the Company and its wholly-owned subsidiaries. These policies conform in all material respects with generally accepted accounting principles in United States of America ("U.S. GAAP") except as described in Note 20.

Effective July 30, 2003 the Company changed its name to Yamana Gold Inc. ("Yamana")

The Company is engaged in the acquisition, exploration and development of mineral properties in Brazil and Argentina. The Company's sales result from operations in Brazil. Gold mining requires the use of specialized facilities and technology. The Company relies heavily on such facilities and technology to maintain its production levels. The cash flow and profitability of operations is affected by the gold price and exchange rates which can fluctuate widely and other numerous factors beyond the Company's control.

During the year, the Company entered into a series of transactions that are summarized below:

(i) Acquired three Brazilian pre-production projects from Santa Elina Mines Corporation ("Santa Elina") by issuing 14,677,380 common shares and 7,338,690 share purchase warrants. Prior to this transaction Yamana and Santa Elina were not related and dealt with each other at arms length. The number of shares issued in this transaction represented 75% of the total number of issued shares of the Company as at the date of the transaction.

(ii) Acquired the Chapada project from Santa Elina by issuing 20,208,333 common shares and 10,104,166 share purchase warrants. The number of shares held by Santa Elina and its affiliates immediately subsequent to this transaction and the acquisition disclosed under *(i)* above represented 83.4% of the total issued shares of the Company before related financings.

(iii) Completed a financing for Cdn$55.5 million by issuing subscription receipts. These subscription receipts were exercised into 46,250,000 common shares and 23,125,000 share purchase warrants.

(iv) Acquired the Fazenda Brasileiro Property from Companhia Vale do Rio Doce (an arms length party to both Yamana and Santa Elina) for cash consideration of $20,900,000.

(v) Completed a financing for gross proceeds of Cdn$27.7 million by issuing 8,665,000 common shares at a price of Cdn$3.20 per share.

These transactions are further described in detail in Notes 3, 6 and 10 to the consolidated financial statements.

In conjunction, to these transactions the composition of the Board of Directors was changed which resulted in four new directors. In addition, management was completely changed with the appointment of new executive officers and an operations team.

On August 12, 2003, the Company consolidated its share capital by issuing one new common share for each 27.86 old common shares. The effect of these transactions was that at the end of the year the outstanding capital of the Company was 95,060,749 shares. Further, the share capital was reorganized and all prior outstanding securities including preferred shares and convertible notes were retired. The only class of shares now outstanding is common shares and there are no shareholder preferences or agreements in place.

2. Significant Accounting Policies

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash on deposit with banks and highly liquid short-term investments. Short-term investments are recorded at cost, which approximates market value.

Inventory

Inventory consisting of ore and bullion is valued at the lower of the weighted average cost of production and net realizable value. Inventories of material and supplies expected to be used in production are valued at the lower of cost and net replacement value.

Property, plant and equipment

Property, plant and equipment are initially recorded at cost and amortization is provided on a straight-line basis over the estimated useful lives that currently range from three to seven years.

Yamana reviews the carrying value of its property, plant and equipment on a regular basis and where the carrying value is estimated to exceed the net recoverable amount, a provision is made against income in the year that such an impairment is determined by management.

Mineral properties

Acquisition costs of mineral properties and direct exploration and development expenditures are capitalized. Costs incurred for general exploration that are not project specific or do not result in the acquisition of mineral properties are charged to operations. Costs relating to properties abandoned are written off when such a decision is made.

Depletion of mining properties and amortization of preproduction and development costs are calculated and recorded on the unit-of-production basis over the proven, probable and possible reserves of the mine.

The Company reviews the carrying value of each property on an ongoing basis. This review generally is made by reference to the timing of exploration and/or development work, work programs proposed and the exploration results achieved. Any excess of carrying value over net recoverable amount is charged to operations in the period in which such impairment is determined by management.

Asset retirement obligation

Effective March 1, 2003, the Company adopted an accounting policy for the recognition and measurement of reclamation and closure costs. Reclamation and closure costs have been estimated based on the Company's interpretation of current regulatory requirements. The fair value of the estimated reclamation and closure expenses for Fazenda Brasileiro and São Vicente have been recorded as a liability on acquisition. Fair value was determined as the net present value of future cash expenditures upon reclamation and closure. Additional charges to operations on a unit-of-production basis will be made to fully accrue reclamation and closure expenses over the useful lives of the operations.

The new accounting pronouncement set out in the Canadian Institute of Chartered Accountants Handbook, Section 3110, Asset Retirement Obligations requires that reclamation and closure costs be recognized normally when the obligation is incurred and be measured at their fair value. Under this new standard, the provision for reclamation and restoration costs will be capitalized as mine development costs and amortized over the useful life of the mine on a unit-of-production basis. The adoption of this accounting policy has been applied retroactively with no impact on prior years' deficit and results of operations.

Income taxes

The Company follows the liability method of accounting for income taxes whereby future income tax assets and liabilities are determined based on the temporary differences between financial reporting and tax bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets and liabilities are measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. Future income tax assets are recorded on the financial statements if realization is considered more likely than not.

First Preference Shares, Series 1

The first Preference Shares, Series 1 were fully retired in 2003. The fair value of the conversion privilege and the common share purchase warrants forming part of the issue of units were classified as part of shareholders' equity, with the balance of the gross proceeds from the issue of the preference shares classified as a liability. The costs of issuing the shares that were attributed to the liability component were deferred and amortized over the estimated term of the liability. The balance of those costs were charged against the equity components. The carrying amount of the liability was accreted to the redemption amount as interest expense over the estimated term of the liability. In addition, the cumulative dividends were accounted for on an accrual basis as an additional interest expense.

Convertible Notes

Convertible notes which were, in substance, an equity instrument are classified as part of shareholders' equity. The Convertible notes were redeemed in 2003. Accordingly, costs of issuing the notes and interest expense on the notes are charged directly to the deficit as a capital transaction.

Revenue recognition

Revenue from the sale of gold or other metals is recognized when the risks and rewards of ownership pass to the purchaser including delivery of the product, fixed or determinable selling price and collectability is reasonably assured. Settlement adjustments, if any, are reflected in revenue when the amounts are determinable.

Earnings (loss) per share

Basic earnings per share has been calculated based on the weighted average number of common shares outstanding during the year. The treasury stock method is used to calculate the dilutive effect of options, warrants and other similar instruments.

Share issue costs

Costs incurred in connection with the issuance of capital stock are netted against the proceeds received.

Stock-based compensation

The Company has a stock option plan that is described in Note 12.

The Company accounts for all stock based payments to employees and non-employees using the fair value based method of accounting. The Company stock option plan includes a stock appreciation right feature and as such the Company expenses as compensation the fair value of options at the time of the grant. No adjustment for subsequent changes in the price of the Company's shares is recorded. If and when the stock options are ultimately exercised, the applicable amounts of additional paid-in capital and contributed surplus will be transferred to share capital.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Financial Instruments

Financial instruments of the Company consist of amounts receivable, advances and deposits and accounts payable and accrued liabilities.

Foreign currency translation

Monetary assets and liabilities of the Company's operations denominated in a currency other than the U.S. dollar are translated into U.S. dollars at the exchange rate prevailing as at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date. Revenue and expenses are translated at the average exchange rates prevailing during the year, with the exception of amortization which is translated at historical exchange rates. Exchange gains and losses on translation are included in the Consolidated Statement of Operations.

3. Business acquisition

Purchase of Mineração Fazenda Brasileiro S.A. ("Fazenda Brasileiro")

On August 12, 2003, the Company acquired all of the outstanding shares of Fazenda Brasileiro. On August 15, 2003 Fazenda Brasileiro acquired all of the assets of the Fazenda Brasileiro gold mine ("Brasileiro") from Companhia Vale do Rio Doce for cash consideration of $20,900,000. Acquisition costs of $1.2 million were incurred by the Company. The acquisition was accounted for using the purchase method with the results of Brasileiro being included with those of the Company from August 15, 2003.

The allocation of the purchase price is based upon the fair values of the net assets of Brasileiro at the date of acquisition and is summarized as follows:

(in thousands)		
Purchase price:		
Cash	$	20,900
Acquisition costs		1,198
	$	22,098
Net assets acquired:		
Inventory	$	2,237
Property, plant and equipment		18,446
Mineral properties		6,728
Retirement asset obligation and other		(5,313)
	$	22,098

4. Inventory

Inventory consists of the following:

		February 29, 2004		*February 28, 2003*
Metal in circuit	$	**155,120**	$	–
Ore stockpiles		**363,388**		–
Dore inventories		**1,721,273**		–
Materials and supplies		**1,607,823**		–
	$	**3,847,604**	$	–

5. Property, plant and equipment

		February 29, 2004						*February 28, 2003*
		Cost		*Accumulated Amortization*		*Net Book Value*		*Net Book Value*
Land	$	874,666	$	**–**	$	874,666	$	–
Buildings		7,866,019		**769,927**		7,096,092		425,636
Machinery and equipment		7,328,759		**712,284**		6,616,475		–
Vehicles		2,601,276		**257,736**		2,343,540		7,920
Furniture and office equipment		1,151,509		**118,133**		1,033,376		9,511
Computer equipment and software		293,753		**20,997**		272,756		–
	$	20,115,982	$	**1,879,077**	$	18,236,905	$	443,067

6. Mineral properties

Mineral properties are comprised of the following:

		February 29, 2004		*February 28, 2003*
Fazenda Brasileiro *(Note 3)*	$	**9,211,997**	$	–
Santa Elina *(i)*		**11,487,010**		–
Chapada properties *(ii)*		**9,197,438**		–
Argentine properties *(iii)*		**4,974,957**		5,063,290
Other		**6,607**		135,835
	$	**34,878,009**	$	5,199,125

The Company acquired the Santa Elina properties and the Chapada properties from Santa Elina Mines Corporation and its affiliates for common shares resulting in Santa Elina Mines Corporation holding 83.4% of the issued and outstanding common shares as at the date of the transaction. Immediately after the exchange of the 46,250,000 subscription receipts for common shares, Santa Elina and its affiliates held approximately 38.8% of the issued and outstanding common shares of the Company.

(i) Santa Elina Properties

On August 12, 2003, Yamana acquired the rights to the Santa Elina properties consisting of the advanced stage projects of Fazenda Nova, São Francisco and São Vicente through the acquisition of all of the shares of Mineração Bacilândia Ltda. and Santa Elina Desenvolvimento Mineral S.A. ("Santa Elina Companies"); companies incorporated to acquire the Santa Elina properties. The Company issued 14,677,380 common shares and 7,338,690 share purchase warrants for the Santa Elina properties.

(ii) Chapada Properties

On August 12, 2003, Yamana acquired all of the shares of Mineração Maracá Industria e Comércio S.A. ("Mineração Maracá"), an affiliate of Santa Elina, and the holder of the Chapada properties. The aggregate consideration paid by Yamana for the Chapada properties consisted of the issuance of 20,208,333 common shares and 10,104,166 share purchase warrants.

(iii) Argentine Properties

The Argentine properties are being explored in joint venture with a South American mining company who must spend $2.85 million within an initial three year period and spend an additional $1 million to earn a 50% interest in the properties. As at February 29, 2004, $1.9 million had been spent. Upon spending a total of $5.85 million they would earn a 66 2/3% interest.

7. Accrued liabilities payable in stock

Accrued liabilities payable in stock consist of payables for bonuses, legal fees and accrued payroll. As at February 28, 2003, the issuance of 214,583 shares, valued at $414,552 had received necessary shareholder approval and regulatory approval and the issuance of 116,145 shares, valued at $188,759 was pending shareholder approval.

8. Asset retirement obligation

The asset retirement obligation consists of reclamation and closure costs on the acquisition of Fazenda Brasileiro mine and São Vicente project.

The following is an analysis of the beginning and year end balance of the asset retirement obligation as at February 29, 2004:

As at February 28, 2003	$	–
Liabilities on acquisition of Fazenda Brasileiro		4,444,000
Liabilities on acquisition of São Vicente		337,004
Accretion incurred in the current year		162,204
Balance as at February 29, 2004	$	4,943,208

9. First Preference Shares, Series 1

Issued and outstanding:

		Amount	
	Preferred shares outstanding	*Liability Portion*	*Equity Portion*
Balance as at February 28, 2001	8,000,000	$ 573,640	$ 234,800
Converted into common shares	(910,000)	(60,333)	(26,709)
Amortization of discount on issue	–	310,776	–
Accrued dividends	–	280,330	
Balance as at February 28, 2002	7,090,000	1,104,413	208,091
Converted into common shares	(330,000)	(21,879)	(9,685)
Amortization of discount on issue	–	90,730	–
Accrued dividends	–	76,551	–
Surrendered for 2% NSR	(1,000,000)	(129,781)	(29,350)
Purchase of Preference shares and dividends	(5,560,000)	(1,081,770)	(163,186)
Converted into note payable (unsecured, interest charged at 15% per annum, due October 1, 2003)	(200,000)	(38,264)	(5,870)
Balance as at February 28, 2003 and February 29, 2004	–	$ –	$ –

Interest expense of $180,905 in 2003 and $631,970 in 2002 relating to this financial liability includes $13,624 in 2003 and $40,864 in 2002 for the amortization of issue costs.

During the year ended February 28, 2003, the Company agreed to purchase 5,560,000 Preference shares and the rights to dividends in exchange for 388,457 Yamana common shares. The Preference shares were converted into common shares on the basis of 1.28205 common shares for each Preference share and one common share for each $0.0975 of accrued dividends. The Company agreed to grant a 2% NSR on La Paloma, a Yamana gold property in Santa Cruz province, Argentina for the surrender of 1,000,000 Preferences shares. The Company issued the common shares in April 2003.

Warrants that were originally issued with the Preference shares that were purchased or surrendered were amended such that the expiration date was extended from February 9, 2004 to December 31, 2004 and the exercise price was reduced from $4.18 to $3.48 per share.

10. Capital stock

Common shares issued and outstanding:

	Number of Common Shares		Amount
Balance as at February 28, 2001	1,626,109	$	53,519,202
Private placement, net of warrants and issue costs	65,327		79,464
Acquisition of Platero	201,579		716,531
Issued on conversion of First Preference Shares	32,663		87,042
Issued for payment of services	1,795		2,535
Issued for payment of interest on convertible notes	51,186		98,640
Balance as at February 28, 2002	1,978,659	$	54,503,414
Capital Reduction *(i)*	–		(52,644,546)
Private placement, net of warrants and issue costs	535,979		848,461
Exercise of options	7,179		13,628
Exercise of warrants	179,469		345,000
Issued on conversion of First Preference Shares	11,845		31,564
Issued for payment of services	155,390		319,383
Issued for payment of interest on convertible notes	41,980		98,640
Balance as at February 28, 2003	2,910,501		3,515,544
Private placements, net of warrants and issue costs *(ii)*	28,780		35,343
Issued on conversion of subscription receipts *(iii)*	46,250,000		29,180,836
Public offering, net of issue costs *(iv)*	8,665,000		19,734,056
Payment of accounts payable *(v)*	842,129		875,149
Exercise of options and share appreciation rights *(vi)*	25,261		30,554
Issued on purchase of First Preference Shares *(vii)*	388,457		1,276,517
Issued on conversion of convertible notes *(viii)*			
Principal	1,027,242		1,479,600
Interest	37,666		49,320
Issued on acquisition of Santa Elina assets	34,885,713		18,249,845
Balance as at February 29, 2004	95,060,749	$	74,426,764

(i) The shareholders of the Company approved the elimination of the deficit as at February 28, 2002 of $52,644,546 on August 30, 2002 by way of a corresponding reduction to capital stock.

(ii) During the year, the Company completed the following private placements:

a) 7,178 units at a price of Cdn$4.18 per unit. Each unit consisted of one common share and one common share purchase warrant exercisable for three years from the closing date at an exercise price of Cdn$5.57. The Company also issued 718 underwriter's warrants exercisable up to 2 years from the closing date at an exercise price of Cdn$5.29.

b) 21,602 common shares at a price of Cdn$1.57 per share. In addition, warrants totaling 21,602 and 2,160 broker warrants exercisable for up to four years from the closing date, at an exercise price of Cdn$2.09 per share, were issued.

(iii) On July 31, 2003, the Company accepted subscriptions for 46,250,000 subscription receipts at a price of Cdn$1.20 per receipt. Each subscription receipt entitled the holder to exchange the receipt for one common share and one half of a warrant. One warrant entitles the holder to purchase one common share for Cdn$1.50 until July 31, 2008. On October 7, 2003 the subscription receipts where exchanged for 46,250,000 common shares and 23,125,000 warrants. The gross proceeds of $39.5 million (Cdn$55.5 million) were recorded as $31.7 million as share capital and $7.8 million share purchase warrants before issue costs of $2.5 million.

(iv) On December 23, 2003, the Company closed a public offering for 8,665,000 common shares at a price of C$3.20 per share for aggregate gross proceeds of Cdn$27,728,000 net of Cdn$1,790,966 of issue costs.

(v) The Company settled various liabilities by the issue of common shares including the issue of 350,000 shares to a director.

(vi) The Company issued 10,904 shares to optionees on the exercise of their share appreciation rights. The Company has expensed the value of the shares as compensation expense in the amount of $29,320 with a corresponding increase in contributed surplus.

(vii) During the year ended February 28, 2003, the Company agreed to purchase 5,560,000 preference shares and the rights to dividends in exchange for 388,457 post-consolidation common shares. The preference shares were purchased for common shares on the basis of 0.046 post-consolidation common shares for each preference share and one post-consolidation common share for each $2.72 of accrued dividends. The Company also agreed to grant a 2% NSR on La Paloma, a Yamana gold property in Santa Cruz province, Argentina for the surrender of 1,000,000 preference shares. The common shares were issued in April 2003.

Warrants that were originally issued with the preferred shares that were purchased or surrendered were amended such that the expiration date was extended from February 9, 2004 to December 31, 2004 and the exercise price was reduced from Cdn$4.18 to Cdn$3.48 per share.

(viii) In 1998, the Company completed the sale of $4,800,000 principal amount of 8% Senior secured Convertible Notes (the "Notes") of the Company maturing July 17, 2003. Pursuant to the trust indenture, the Company issued common shares for principle and interest on maturity of the 8% convertible notes on maturity.

11. Share purchase warrants

A summary of the issued share purchase warrants as at year end and the changes thereof during the year are as follows:

	February 29, 2004			*February 28, 2003*			*February 28, 2002*		
	Number of Warrants		*Weighted Average Exercise Price*	*Number of Warrants*		*Weighted Average Exercise Price*	*Number of Warrants*		*Weighted Average Exercise Price*
Outstanding, beginning of year	**903,208**	**$**	**6.04**	595,864	$	7.08	504,300	$	7.94
Issued	**40,599,515**		**1.50**	361,185		5.41	175,914		6.83
Expired	**(71,787)**		**8.36**	(53,841)		8.36	(84,350)		11.70
Outstanding, end of year	**41,430,936**	**$**	**1.59**	903,208	$	6.04	595,864	$	7.08
Exercisable	**41,430,936**	**$**	**1.59**	903,208	$	6.04	57,465	$	7.08

Yamana had the following share purchase warrants outstanding as at February 29, 2004:

Exercise Price ($ Cdn)	*Number of Warrants Outstanding*	*Weighted Average Remaining Contractual Life (years)*
$ 7.24	65,326	0.40
$ 6.69	100,789	0.04
$ 5.57	556,168	1.47
$ 5.29	29,456	1.22
$ 5.26	51,686	0.84
$ 4.18	35,893	0.42
$ 2.09	23,762	0.84
$ 1.50	40,567,856	4.44
	41,430,936	4.37

12. Stock-based compensation

Yamana's share incentive plan is designed to advance the interests of the Company by encouraging employees, officers, directors and consultants to have equity participation in the Company through the acquisition of common shares. The share incentive plan is comprised of a share option component and a share bonus component. The aggregate maximum number of common shares that may be reserved for issuance under the Share Incentive Plan is 6,910,246. Pursuant to the share bonus component of the Share Incentive Plan, common shares may be issued as a discretionary bonus to employees, officers, directors and consultants of the Company. Options granted under the share option component of the Share Incentive Plan have an exercise price of not less than the closing price of the common shares on the TSX on the trading day immediately preceeding the date on which the options are granted and are exercisable for a period not to exceed ten years.

The Share Incentive Plan also provides for the granting of share appreciation rights to optionees. An optionee is entitled to elect to terminate his or her option, in whole or part, and, in lieu of receiving the common shares to which their terminated option relates, to receive that number of common shares, disregarding fractions which, when multiplied by the fair value of the common shares to which their terminated option relates, has a total value equal to the product of the number of such common shares times the difference between the fair value and the option price per share of such common shares, less any amount required to be withheld on account of income taxes.

The Company has expensed the value of the share purchase options granted during the year as compensation expense in the amount of $611,820 with a corresponding increase in contributed surplus.

Yamana accounts for all stock based payments granted since March 1, 2002 to employees and non-employees using the fair value based method of accounting which is estimated at the time of grant using the Black-Scholes option pricing model with the following assumptions: *(i)* dividend yield of 0%, *(ii)* expected volatility of 35%-40%, *(iii)* risk free interest rate of 3.0% and *(iv)* expected life of 3 years. The Company has assumed no forfeiture rate as adjustments for actual forfeitures are made in the year they occur.

On July 31, 2003, 5,000,000 options were allocated and issued to management and a consultant at an exercise price of Cdn$1.67 for a 10 year period. The Company had previously agreed to grant these options with an exercise price equal to the issue price of the subscription receipts of Cdn$1.20 per share. To account for this difference in value, the Company entered into subscriptions with employees of the Company for 808,000 common shares, subject to shareholder approval. The Company has also agreed to fund the subscription by the employees totaling Cdn$1.35 million. The funding is non-interest bearing and payable in equal installments over 20 years, maturing July, 2023.

As a result of stock options granted in February 28, 2003, the Company recognized stock-based compensation expense of $20,851.

A summary of the issued stock options to acquire common shares under the Company's stock incentive plan as at year end and the changes there of during the year are as follows:

	February 29, 2004			February 28, 2003			February 28, 2002		
	Number of Options		Weighted Average Exercise Price	Number of Options		Weighted Average Exercise Price	Number of Options		Weighted Average Exercise Price
Outstanding, beginning of year	**297,658**	**$**	**2.93**	282,941	$	8.36	147,801	$	11.14
Issued	**5,325,000**		**1.72**	26,920		4.18	165,075		7.52
Exercised	**(14,358)**		**2.93**	(7,178)		2.93	–		–
Cancelled	**(155,698)**		**3.07**	(5,025)		9.75	(29,935)		15.88
Outstanding, end of year	**5,452,602**	**$**	**1.73**	297,658	$	2.93	282,941	$	8.36
Exercisable	**5,287,602**	**$**	**1.72**	297,658	$	2.93	282,941	$	8.36

Stock options outstanding as at February 29, 2004 are as follows:

Exercise Price	Number of Options Outstanding	Weighted Average Remaining Contractual Life (years)
$ 1.67	5,000,000	9.42
$ 1.90	80,000	4.63
$ 2.25	115,000	4.68
$ 2.61	100,000	4.84
$ 2.80	30,000	4.80
$ 2.93	109,655	5.77
$ 3.34	7,179	3.42
$ 3.62	10,768	3.59
	5,452,602	9.05

13. Supplementary cash flow information

(i) Supplementary information regarding other non-cash transactions

	February 29, 2004	February 28, 2003	February 28, 2002
Financing Activities			
Extinguishment of loan and accrued interest payable on sale of mineral properties and related assets	–	$ (3,293,185)	–
Issue of common shares on the purchase of First Preference Shares	–	$ 31,564	$ 87,042
Issue of common shares for interest and principal due on convertible notes	1,528,920	$ 98,640	$ 98,640
Issue of common shares and warrants on the acquisition of Platero	–	–	$ 965,804
Issue of common shares for Santa Elina assets	$ 18,496,380	–	–
Equity component of convertible notes:			
Payment of interest in common shares	$ (49,320)	$ (98,640)	$ (98,640)
Payment of principal in common shares	$ (1,479,600)	–	–
Purchase of First Preference Shares for common shares	–	$ (31,564)	$ (87,042)
Investing Activities			
Sale of mineral properties and related assets	–	$ 3,293,185	–
Expenditures on mineral properties, net of tax	$ (18,496,380)	–	$ (965,804)

(ii) Net change in non-cash working capital

	February 29, 2004	February 28, 2003	February 28, 2002
Net decrease (increase) in			
Accounts receivable	$ (1,153,777)	$ (153,397)	$ (72,896)
Advances and deposits	(854,343)	123,969	151,000
Inventory	(1,610,676)	–	275,104
Income taxes recoverable	(117,689)	–	–
Net increase (decrease) in			
Accounts payable and accrued liabilities	4,274,694	272,994	150,865
Accrued interest payable	–	–	96,146
	$ 538,209	$ 243,566	$ 600,219

14. Segmented information

The Company considers its business to consist of three geographical segments primarily in Brazil, Argentina and corporate Canada. Capital assets referred to below consist of land, buildings and equipment, and mineral properties.

	February 29, 2004	February 28, 2003	February 28, 2002
Mineral properties and property, plant and equipment			
Brazil	**$ 47,617,222**	$ 129,228	$ –
Argentina	**5,375,410**	5,496,847	8,561,308
Corporate	**122,282**	16,117	25,354
	$ 53,114,914	$ 5,642,192	8,586,662
Mine Revenues			
Brazil	**$ 19,811,377**	$ –	$ –
Argentina	**–**	–	5,840,154
Corporate	**–**	–	–
	$ 19,811,377	$ –	$ 5,840,154

15. Income taxes

(i) Income tax expense

The following table reconciles income taxes calculated at statutory rates with the income tax expense in these financial statements:

	February 29, 2004	February 28, 2003	February 28, 2002
Earnings (loss) before income taxes	**$ 1,846,027**	$ (2,374,458)	$ (11,172,605)
Statutory rate	**38.00 %**	37.80 %	41.30%
Expected income tax expense (recovery)	**$ 701,490**	$ (897,546)	$ (4,614,287)
Effect of lower tax rates in foreign jurisdictions	**(502,825)**	338,824	1,030,079
Unrecognized tax benefits in Canada and United States	**1,363,612**	654,244	3,510,098
Temporary taxable differences and non-taxable items	**(723,896)**	–	–
Other	**–**	(95,522)	(69,540)
Change in tax basis of mineral properties on reorganization		1,017,491	–
Income tax expense	**$ 838,381**	$ 1,017,491	$ (143,650)
Current income tax expense	**(1,162,717)**	–	–
Future income tax expense (recovery)	**$ (324,336)**	$ 1,017,491	$ (143,650)

(ii) Future income taxes

The temporary differences that give rise to future income tax assets are presented below:

	February 29, 2004	February 28, 2003
Amounts related to tax loss and credit carryforwards in Canada and United States	$ 6,988,135	$ 6,119,699
Financing costs	1,473,912	107,990
Resource properties and other fixed assets	–	1,858,031
Net future tax asset	8,462,047	8,085,720
Valuation allowance	(8,462,047)	(8,085,720)
Future income tax assets	$ –	$ –

The temporary differences that give rise to future income tax liabilities are presented below:

	February 29, 2004	February 28, 2003
Mineral properties and property, plant and equipment	$ (3,511,666)	$ (1,500,357)
Asset retirement obligation	631,040	–
Other	166,605	–
Future income tax liabilities	$ (2,714,021)	$ (1,500,357)

(iii) Non-capital losses

The Company has non-capital losses of approximately $18,484,000 available to apply against future taxable income as follows:

	Local currency	US Dollar Equivalent	Expiry Date
Canada	Cdn $ 25,062,000	$ 17,295,000	2005 to 2011
US	US $ 1,189,000	$ 1,189,000	2012 to 2024

16. Related party transactions

The Company had the following transactions with related parties:

	February 29, 2004	February 28, 2003	February 28, 2002
Pursuant to the reimbursement of third party costs relating to the Company's financing and property acquisitions incurred on behalf of the Company	$ 438,000	–	–
Legal fees paid to a law firm that had partners who are either a former director or a former officer of the Company *(i)*	$ 295,253	$ 26,497	$ 116,813
Directors fees and consulting fees to associates thereof *(ii)*	$ 117,471	$ 17,319	$ 35,722
Consulting fees paid to an officer prior to becoming an officer	$ 71,654	–	–

(i) Included in capital stock are common shares issued in this regard in the amount of $120,230.

(ii) Included in accounts payable and accrued liabilities is $21,586 in this regard.

These transactions occurred in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties based on their estimate of fair market value.

17. Financial Instruments

(i) Fair value of financial instruments

The carrying value of amounts receivable, advances and deposits and accounts payable and accrued liabilities approximate their fair values due to the relatively short-term maturities of these instruments.

(ii) Currency risk

A significant portion of the Company's operations are located outside of Canada. Monetary assets denominated in foreign currencies are exposed to foreign currency fluctuations.

18. Commitment

The Company has entered into an operating lease commitment for premises requiring future minimum annual lease payments of approximately $62,900 over the next five years.

19. Comparative Figures

Certain of prior year's figures have been reclassified to conform with current year's presentation.

20. Summary of principal differences between Canadian GAAP and United States Generally Accepted Accounting Principles ("U.S. GAAP")

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted by United States of America generally accepted accounting principles (GAAP) are described and quantified below:

The impact of U.S. GAAP on the consolidated income statements are as follows:

	February 29, 2004	*February 28, 2003*	*February 28, 2002*
Net earnings (loss) per Canadian GAAP	**$ 1,007,646**	$ (3,391,949)	$ (11,028,955)
Adjustment for depreciation, amortization and depletion	**(937,275)**	–	–
Write-off of deferred mineral property costs	**(723,120)**	(130,022)	(25,135)
Reversal of mineral property write-offs	–	101,402	7,331,220
Reversal of finance costs on First Preference Shares, Series 1	–	180,903	631,970
Interest on convertible notes	**(36,990)**	(98,640)	(99,902)
Stock compensation expense	–	(242,444)	–
	(689,739)	(3,580,750)	(3,190,802)
Tax effect of reconciling items	**318,673**	1,017,491	(143,650)
Net loss per U.S. GAAP	**$ (371,066)**	$ (2,563,259)	$ (3,334,452)
Adjustments to net loss relating to First Preference Shares, Series 1:			
Amortization of discount	–	(48,565)	(145,694)
Accrued dividends	–	(76,551)	(280,330)
Net loss attributable to common shareholders under U.S. GAAP	**$ (371,066)**	$ (2,688,375)	$ (3,760,470)
Basic and diluted loss per share under U.S. GAAP	**$ (0.01)**	$ (1.15)	$ (1.99)
Weighted average number of shares outstanding under U.S. GAAP (in thousands)	**43,674**	2,347	1,890

The impact of U.S. GAAP on the consolidated balance sheets are as follows:

	February 29, 2004	*February 28, 2003*	*February 28, 2002*
Total assets under Canadian GAAP	**$ 93,948,061**	$ 6,620,806	$ 10,142,315
Write-off deferred mineral property costs	**(5,922,245)**	(5,199,125)	(5,499,785)
Adjustment to mineral properties	**(1,100,168)**	–	–
Adjustment to inventory	**162,893**	–	–
Write-off of unamortized costs relating to the issuance of First Preference Shares, Series 1	**–**	–	(13,594)
Unamortized costs relating to convertible notes	**–**	21,366	78,345
Total assets under U.S. GAAP	**$ 87,088,541**	$ 1,443,047	$ 4,707,251
Total liabilities under Canadian GAAP	**$ 12,686,973**	$ 2,850,791	$ 5,857,987
Adjustment to liability component of:			
First Preference Shares, Series 1	**–**	–	(1,104,413)
Convertible notes	**–**	1,287,930	1,287,930
Future income tax liability	**(1,819,030)**	(1,500,357)	(482,866)
Total liabilities under U.S. GAAP	**10,867,943**	2,638,364	5,558,638
Shareholders' equity under Canadian GAAP	**81,261,088**	3,770,015	4,284,328
Write-off of deferred mineral property costs	**(5,922,245)**	(5,199,125)	(5,499,785)
Adjustment for depreciation, amortization and depletion	**(937,275)**	–	–
Re-classification of liability component of First Preference Shares, Series 1	**–**	–	1,104,413
Write-off of unamortized costs relating to the issuance of First Preference Shares, Series 1	**–**	–	(13,624)
Reclassification of equity component of convertible notes, including interest	**–**	(1,287,930)	(1,287,930)
Unamortized issue costs relating to convertible notes	**–**	21,366	78,345
Future income taxes	**1,819,030**	1,500,357	482,866
Shareholders' equity under U.S. GAAP	**76,220,598**	(1,195,317)	(851,387)
Total liabilities and shareholders' equity under U.S. GAAP	**$ 87,088,541**	$ 1,443,047	$ 4,707,251

The components of Shareholders' equity under U.S. GAAP would be as follows:

	February 29, 2004	*February 28, 2003*	*February 28, 2002*
Preferred shares	**$ –**	$ –	$ 1,044,805
Shareholders' equity			
Common shares	**$ 74,280,885**	$ 3,348,020	$ 54,485,214
Additional paid-in capital	**9,721,214**	1,581,185	1,367,239
Obligation to issue common shares	**–**	1,285,913	50,000
Unamortized discount on issue of preferred shares	**–**	–	(311,764)
Deficit	**(7,781,501)**	(7,410,435)	(57,486,880)
Total Shareholders' equity	**$ 76,220,598**	$ (1,195,317)	$ (1,896,191)

The impact of U.S. GAAP on the consolidated cash flows are as follows:

	February 29, 2004	February 28, 2003	February 28, 2002
Cash flows from operating activities per Canadian GAAP	$ 5,590,653	$ (802,321)	$ 411,731
Write-off deferred mineral property costs	(723,120)	(72,126)	(25,135)
Cash flows from operating activities per U.S. GAAP	$ 4,867,533	$ (874,447)	$ 386,596
Cash flows from financing activities per U.S. GAAP	$ 55,945,361	$ 1,402,096	$ (660,186)
Cash flows from investing activities per Canadian GAAP	$ (28,058,837)	$ (91,006)	$ (996,487)
Write-off of deferred mineral property costs	723,120	72,126	25,135
Cash flows from investing activities per U.S. GAAP	$ (27,475,477)	$ (18,880)	$ (971,352)

(i) Mineral properties

Under Canadian GAAP, resource property acquisition costs and exploration costs may be deferred and amortized to the extent they meet certain criteria. Capitalized costs under Canadian GAAP are amortized on a unit-of-production basis based on proven, probable and possible reserves. Under U.S. GAAP, acquisition costs and exploration costs must be expensed as incurred unless the resource properties have proven reserves at which time costs incurred to bring the mine into production are capitalized as development costs. Capitalized costs are then amortized on a unit of production basis based on proven and probable reserves. Therefore, an additional acquisition and exploration expense is required under U.S. GAAP. For the purposes of the consolidated statements of cash flows, these costs are classified as cash used in investing activities under Canadian GAAP and cash used in operations under U.S. GAAP.

(ii) First Preference shares

Under U.S. GAAP, the First Preference Shares, Series 1 issued during 2001 are recorded as a capital source, net of a discount arising from the allocation of a portion of the net proceeds to the warrants attached to preference shares. Under Canadian GAAP, the preference shares have been treated as a compound financial instrument comprising both a financial liability and two equity instruments. Accordingly, under U.S. GAAP, the expenses incurred on issue of the preference shares have been charged to the deficit as a capital transaction. In addition, the amortization of the discount on issue of the preference shares and the accrued dividends thereon would not be expressed through the income statement but would, however, be included in the determination of the net loss attributable to common shareholders under U.S. GAAP. Also, under U.S. GAAP, the carrying amount of the First Preference Shares, Series 1 would be disclosed as a separate component of capital sources but not included as part of shareholders' equity.

(iii) Convertible notes

Under U.S. GAAP, the convertible notes are recorded as a liability, net of a discount arising from the allocation of a portion of the proceeds to the warrants attached to the notes. Under Canadian GAAP, the convertible notes were treated as an equity instrument. Accordingly, under U.S. GAAP, the interest on convertible notes were expensed through the income statement, and the discount and deferred costs of issuing the convertible notes were amortized over the term of the notes (after adjustment for those notes that have been converted or redeemed.)

(iv) Income taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of future income taxes. This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended February 29, 2004 and February 28, 2003 and 2002.

US GAAP adjustments have been tax affected based on enacted or substantially enacted statutory tax rates applicable to the relevant jurisdiction.

(v) Stock-based compensation

SFAS No. 123, Accounting for Stock-Based Compensation, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the vesting period. However, SFAS No. 123 allows the Company to continue to measure the compensation costs in accordance with the Accounting Principles Board ("APB") Opinion No. 25 "Accounting for Stocks Issued to Employees".

		February 29, 2004		February 28, 2003		February 28, 2002
Net loss for the year under U.S. GAAP	$	**(371,066)**	$	(2,563,259)	$	(3,334,452)
Additional stock-based compensation expense		–		(16,465)		(229,950)
Pro forma net loss per U.S. GAAP	$	**(371,066)**	$	(2,579,724)	$	(3,564,402)
Adjustments to net loss relating to First Preference Shares, Series 1:						
Amortization of discount on issue		–		(48,505)		(145,694)
Accrued dividends		–		(76,551)		(280,330)
Pro forma basic loss per share attributable to common shareholders under U.S. GAAP	$	**(371,066)**	$	(2,704,780)	$	(3,990,426)
Pro forma basic loss per share	$	**(0.01)**	$	(1.59)	$	(2.04)

Under the fair value method for stock based compensation for 2003 and 2002, additional costs of $16,465 and $229,950 respectively would have been recorded. These amounts were determined using the an option pricing model assuming no dividends are to be paid, vesting occurring on date of grant, a weighted average volatility of the Company's share of 70% (2002 - 102%) and an annual risk-free interest rate between 4.5% and 5.0% (2002 - 5.0% and 5.5%).

During the year ended February 28, 2003, the exercise price of certain options were repriced and the effect of the modification under variable accounting for stock options has been included in the statements of earnings under U.S. GAAP.

(v) Recently released accounting standards

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities. SFAS No. 150 requires certain financial instruments that were accounted for as equity under previous guidance to now be accounted for as liability. SFAS No. 150 applies to mandatory redeemable stock and certain financial instruments that require or may require settlement by transferring cash or other assets. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company has not issued any financial instruments that fall under the scope of SFAS No. 150 and does not expect that the adoption of this statement will have a material impact on the Company's financial position or results of operations.

In April 2003, SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, was issued. In general, this statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. This statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The Company is in the process of evaluating the impact the adoption of SFAS No. 149 will have on its consolidated financial position or results of operations.

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective for all new variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after June 15, 2003. It is not expected that the adoption of FIN No. 46 will have no effect on the Company's financial position or results of operations.